UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2011

Commission File Number:  000-51625

 CHINA LINEN TEXTILE INDUSTRY, LTD.
(Translation of registrant’s name into English)

Chengdong Street
Lanxi County, Heilongjiang Province
People’s Republic of China
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒               Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company expectations are as of the date this Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report on Form 6-K is filed to confirm these statements to actual results, unless required by law.

The forward-looking statements included in this Form 6-K are subject to risks, uncertainties and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which include, among other things: continued compliance with government regulations; changing legislation or regulatory environments; requirements or changes affecting the businesses in which the Company is engaged; industry trends, including factors affecting supply and demand; labor and personnel relations; credit risks affecting the Company’s revenue and profitability; changes in the commercial vehicle industry; the Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel; changing interpretations of generally accepted accounting principles;  general economic conditions; and other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission.

CERTAIN INFORMATION

Unless otherwise indicated and except where the context otherwise requires, in this report on Form 6-K references to:

•	“Bright” refers to our wholly owned subsidiary Bright International Group Co., Ltd., a Republic of Vanuatu corporation;

•
“China Linen,” “we,” “us,” “our,” “our company” or “the company” refer to China Linen Textile Industry, Ltd. (together with its subsidiaries and affiliated entities, including Bright, Creation and Lanxi Sunrise);

•
“Creation” refers to Creation International Development Investments Limited, an exempted company incorporated under the laws of the Cayman Islands that holds approximately 40.51% of our ordinary shares;

•	“dollars” or “$” refer to the legal currency of the United States;

•
“Lanxi Sunrise” or “PRC Subsidiary” refers to Heilongjiang Lanxi Sunrise Linen Textile Industry Co., Ltd., a People’s Republic of China corporation of which Bright is a 95% holder and Mr. Gao Ren, our Chief Executive Officer and chairman, is a 5% holder;

•	“Lanxi Tianxianfang” refers to Heilongjiang Lanxi Tianxianfang Linen Co., Ltd., a People’s Republic of China corporation of which Lanxi Sunrise is the 100% parent and holder;

•	“our ordinary shares” refers to the ordinary shares of the company, par value $0.002 per share;

•	“PRC” or “China” refer to the People’s Republic of China; and

•	“RMB” refers to Chinese Renminbi.

Results of Operations and Financial Condition.

Following this cover page are the unaudited consolidated financial results for the three-month and six-month periods ended June 30, 2011 of China Linen Textile Industry, Ltd.  (the “Company”), which are followed by our management’s discussion and analysis thereof.

CHINA LINEN TEXTILE INDUSTRY, LTD.

TABLE OF CONTENTS

Page
Financial Statements

Condensed Consolidated Balance Sheets	4

Condensed Consolidated Statements of Operations	5

Condensed Consolidated Statements of Changes in Shareholders’ Equity	6

Condensed Consolidated Statements of Cash Flows	7 – 8

Notes to Condensed Consolidated Financial Statements	9

CHINA LINEN TEXTILE INDUSTRY, LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS
June 30, 2011 and December 31, 2010
(Stated in US Dollars)

		June 30	December 31
	Notes	2011	2010
		Unaudited	Audited
		$	$
ASSETS
Current assets
Cash		627,644	4,162,069
Bank checks and commercial paper		15,452	-
Accounts receivable, net	4	12,601,109	13,310,770
Inventory	5	21,422,583	9,908,789
Prepaid expenses		1,765,144	984,960
Other receivables		383,728	201,896
Due from related parties	6	-	79,879
Deferred assets	7	422,657	577,667
Governmental subsidy receivable		601,577	2,890,197
Deferred tax assets	14	151,567	113,440
Total current assets		37,991,461	32,229,667
Non-current assets
Property, plant and equipment, net	8	16,050,190	16,153,577
Land use right, net	9	882,520	872,324
Governmental subsidy receivable, non-current		1,177,759	1,918,212
Deferred tax assets, non-current	14	472,807	473,470
TOTAL ASSETS		56,574,737	51,647,250

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Bank loans	10	1,390,692	3,623,900
Accounts payable		2,733,683	3,510,701
Accrued expenses and other payables		930,576	920,535
Taxes payable		1,725,648	1,186,208
Deferred revenue		802,404	202,709
Deferred governmental subsidy		93,747	91,608
Deferred tax liabilities	14	150,394	722,549
Total current liabilities		7,827,144	10,258,210
Non-current liabilities
Deferred governmental subsidy, non-current		1,747,584	1,753,516
Deferred tax liabilities, non-current	14	294,440	479,553
Convertible notes payable, net	15	7,005,216	6,991,439
TOTAL LIABILITIES		16,874,384	19,482,718

STOCKHOLDER’S EQUITY
Common stock $0.007 par value, 142,857,142.86 shares authorized; 5,826,686 shares and 5,832,118 shares issued outstanding as of June 30, 2011 and December 31, 2010		42,660	42,698
Additional paid-in capital		3,437,302	3,437,264
Statutory reserves		2,768,269	2,768,269
Retained earnings		30,081,804	23,450,326
Accumulated other comprehensive income		3,370,318	2,465,975
TOTAL STOCKHOLDER’S EQUITY		39,700,353	32,164,532
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		56,574,737	51,647,250

The accompanying notes are an integral part of these condensed consolidated financial statements.

CHINA LINEN TEXTILE INDUSTRY, LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
For the Six Months Ended June 30, 2011 and 2010
(Stated in US Dollars)

		Three months ended		Six months ended
		June 30,		June 30,
	Notes	2011	2010	2011	2010
		$	$	$	$
Revenues
Net sales	12	16,026,613	8,811,932	31,803,619	17,599,025
Costs of goods sold	12	10,175,019	6,098,647	20,280,391	12,172,329
Gross profit	12	5,851,594	2,713,285	11,523,228	5,426,696
Operating expenses
Selling expenses		202,125	15,385	433,942	155,592
General and administrative expenses		865,942	410,487	1,870,671	804,981
Total operating expenses		1,068,067	425,872	2,304,613	960,573
Operating income		4,783,527	2,287,413	9,218,615	4,466,123
Other income (expense):
Interest income		127,113	45,066	128,017	97,018
Interest expense		(204,024)	(77,388)	(400,640)	(158,662)
Government subsidies		23,284	216,924	46,333	749,647
Other income		36,358	22,266	117,040	44,517
Total other income/(expense)		(17,269)	206,868	(109,250)	732,520
Income before tax		4,766,258	2,494,281	9,109,365	5,198,643
Income tax	14	1,289,743	566,800	2,477,887	1,173,454
Net income		3,476,515	1,927,481	6,631,478	4,025,189
Other comprehensive income
Effects of foreign currency conversion		501,696	101,348	904,343	104,940
Comprehensive income		3,978,211	2,028,829	7,535,821	4,130,129

Basic earnings per share	13	0.597	0.334	1.138	0.697
Diluted earnings per share	13	0.506	0.334	0.966	0.697

The accompanying notes are an integral part of these condensed consolidated financial statements.

CHINA LINEN TEXTILE INDUSTRY, LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (UNAUDITED)
For the Six Months Ended June 30, 2011 and 2010
(Stated in US Dollars)

	Common Stock	Additional Paid-in Capital	Statutory Reserves	Retained Earnings	Accumulated Other Comprehensive Income	Total

Balances at January 1, 2010 (Restated)	$42,274	$3,093,816	$1,593,559	$15,060,004	$1,683,959	$21,473,612
Share compensation for IR services	30	25,770	-	-	-	25,800
Net income	-	-	-	4,025,189	-	4,025,189
Other comprehensive income effects of foreign currency conversion	-	-	-	-	104,940	104,940
Balances at June 30, 2010 (Unaudited)	$42,304	$3,119,586	$1,593,559	$19,085,193	$1,788,899	$25,629,541

Balances at January 1, 2011 (Audited)	$42,698	$3,437,264	$2,768,269	$23,450,326	$2,465,975	$32,164,532
Common shares returned to treasury and cancelled (Note 16)	(38)	38	-	-	-	-
Net income	-	-	-	6,631,478	-	6,631,478
Other comprehensive income effects of foreign currency Conversion	-	-	-	-	904,343	904,343
Balances at June 30, 2011 (Unaudited)	$42,660	$3,437,302	$2,768,269	$30,081,804	$3,370,318	$39,700,353

The accompanying notes are an integral part of these condensed consolidated financial statements.

CHINA LINEN TEXTILE INDUSTRY, LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
For the Six Months Ended June 30, 2011 and 2010
(Stated in US Dollars)

	Six months ended
	June 30,
	2011	2010
Cash Flows from Operating Activities
Net income	$6,631,478	$4,025,189
Adjustments to reconcile net income to net cash provided by operating activities:
Fair value of common stock expensed for services	83,610	25,800
Depreciation	598,240	224,152
Amortization	165,064	4,402
Deferred government subsidy	(46,333)	-
Deferred income taxes	(799,759)	90,379
Interest expense on convertible notes	13,777	-
Changes in:
Bank checks and commercial paper	(15,274)	1,921,610
Accounts receivable	1,008,668	(2,121,629)
Inventory	(11,152,249)	(1,931,971)
Prepaid expenses	(923,742)	(508,622)
Other receivables	(3,358)	(85,440)
Governmental subsidy, net	3,105,091	(363,576)
Accounts payable	(849,074)	846,436
Accrued expenses and other payables	(165,214)	474,674
Taxes payable	505,839	(1,377,666)
Deferred revenue	588,097	360,287
Due to/from related parties	80,801	553,945
Net cash provided by operating activities	(1,174,338)	2,137,970

Cash Flows from Investing Activities
Purchase of property, plant and equipment	(123,242)	(21,297)
Net cash used in investing activities	(123,242)	(21,297)

CHINA LINEN TEXTILE INDUSTRY, LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
For the Six Months Ended June 30, 2011 and 2010
(Stated in US Dollars)

	Six months ended
	June 30,
	2011	2010
Cash Flows from Financing Activities
Proceeds from bank loans	1,374,644	5,429,915
Repayments of bank loans	(3,665,717)	(5,958,231)
Decrease in loans from local government	-	-
Net cash used in financing activities	$(2,291,073)	(528,316)

Net increase/(decrease) in cash	(3,588,653)	1,588,357
Effects of foreign currency conversion on cash	54,228	35,198
Cash at beginning of period	4,162,069	2,320,656
Cash at end of period	627,644	3,944,211

Supplemental Disclosures of Cash Flow Information
Cash paid during the period for:
Interest paid on bank loan	$116,047	$158,662
Interest paid on convertible notes	$300,057	$-
Income taxes	$2,486,487	$2,089,246

The accompanying notes are an integral part of these condensed consolidated financial statements.

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2011 and December 31, 2010
(Stated in US Dollars)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

China Linen Textile Industry, Ltd. (the “Company”) is principally engaged in the business of production and distribution of various types of linen products, such as linen yarn, linen fabric, and blending linen, etc.  The Company is also involved in consultation and research and development related to of linen technology and linen products.

The Company was incorporated under the laws of the Cayman Islands B.W.I. on February 3, 2000 as Aquasol Envirotech, Ltd. The Company conducts its business activities through its operating subsidiary, Heilongjiang Lanxi Sunrise Linen Textile Industry Co., Ltd. (“Lanxi Sunrise”) which was incorporated in Lanxi County, Heilongjiang Province, the People's Republic of China (the "PRC") on June 11, 2002, as a state-owned holding company under the Company Law of PRC and changed into a privately owned business enterprise in June 2007. Lanxi Sunrise manufacturing facility is located in Lanxi County, Heilongjiang Province.

Bright International Group Co., Ltd. (“Bright”), incorporated in the Republic of Vanuatu on July 4, 2007, is an investment holding company with 95% equity ownership interest in Lanxi Sunrise.

2.	INFORMATION OF THE COMPANY

The Company was incorporated under the laws of the Cayman Islands B.W.I. on February 3, 2000 as Aquasol Envirotech, Ltd.  The Company was formed to engage in the business of developing, acquiring and marketing water and waste water technology solutions.  The Company built a pilot facility in Squamish, British Columbia, Canada in 2001 and conducted limited operations to test its Bio Trap system for wastewater treatment and reuse.  The pilot facility was closed in 2001 after completion of the test, the Company ceased operations and became a shell company.

The Company entered into a share exchange transaction on July 9, 2008 as detailed below which resulted in a change of control of the Company.  This transaction was accounted for as a reverse merger whereby the historical financial statements and operations of the acquirer are included in the financial statements of the Company.

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2011 and December 31, 2010
(Stated in US Dollars)

2.	INFORMATION OF THE COMPANY (Continued)

Business Acquisition

On August 5, 2007, the owners of Lanxi Sunrise entered into a Share Purchase Agreement (the “Agreement”) with Bright.  Pursuant to the Agreement, the owners of Lanxi Sunrise agreed to transfer their 95% equity ownership interest to Bright for a cash consideration of $750,000 (RMB 5,700,000).  The remaining 5% equity ownership interest was kept by Mr. Ren Gao, CEO of Lanxi Sunrise.  On April 8, 2008, the local government approved the transaction as indicated on the Lanxi Sunrise's new business license. Upon completion of the acquisition, Lanxi Sunrise became an enterprise with foreign investment in PRC and a 95%-owned subsidiary of Bright.

Reverse Acquisition

On July 9, 2008, the Company entered into a share exchange transaction with Bright in which the Company acquired all the issued and outstanding capital stock of Bright in return for the issuance of 5,418,001 shares of the Company’s common stock. As a result of the reverse merger, the Company effectively issued 342,857 shares (post split) of common stock on July 9, 2008.  As a result of the transaction, Bright became a wholly owned subsidiary of the Company.  The transaction was accounted for as a reverse acquisition from accounting perspective since Bright has become the controlling shareholder of the Company after the share exchange transaction.  For accounting purpose, Bright is regarded as the acquirer while the Company before the reverse acquisition is deemed to have been acquired by Bright.  As a result, these consolidated financial statements have been prepared as a continuation of the consolidated financial statements of Bright.  In anticipation of completion of the Reverse Acquisition, the Company changed its name to China Linen Textile Industry, Ltd.

Share Split

On June 30, 2008, prior to completion of the Share Exchange transaction, the Company completed a 1:2 reverse split of its issued and outstanding common stock, thereby reducing the number of issued and outstanding shares from 649,713 to approximately 324,857.

Acquisition of Lanxi Tianxianfang Linen Co., Ltd.

On November 15, 2010, we, through our indirect 95% owned subsidiary, Lanxi Sunrise, entered into a Share Acquisition Agreement (the “Acquisition Agreement”) with Lanxi Tianxianfang Linen Co., Ltd. (the “Target”, “Lanxi Tianxianfang”) and Shufan Wang (“Wang”) and Lijie Fu (“Fu”), the two shareholders of the Target. Pursuant to the Acquisition Agreement, Lanxi Sunrise has purchased all of the equity of the Target for a price of RMB44,401,485 (approximately $6.7 million) (the “Purchase Price”), which Purchase Price was based on an appraisal report of the Target’s assets, liabilities and net assets as of March 31, 2010 by Heilongjiang Zhongming Guolin Asset Appraisal Co., Ltd.

The Purchase Price was paid in one installment by Lanxi Sunrise to Wang and Fu on November 16, 2010.  Wang and Fu deposited RMB22,750,642 (approximately $3.4 million) into a bank account of the Target for the repayment of the sum of the debts of the Target outstanding on March 31, 2010, which funds will be distributed by the Company in accordance with a payment schedule for such debts.

On November 24, 2010, the equity transfer was officially completed upon the effectiveness of the change in registration of the equity interest from Wang and Fu to Lanxi Sunrise with the relevant PRC authority.

Share Consolidation

On March 23, 2011 the Company filed an Amended and Restated Memorandum of Association of the Company, which consolidates the share capital of the Company at a ratio of 3.5:1 by increasing the par value of the Company’s share capital from US$0.002 par value each to US$0.007 par value each, thereby reducing the number of authorized shares from US$1,000,000 divided into 500,000,000 ordinary shares of US$0.002 par value each to US$1,000,000 divided into 142,857,142.86 ordinary shares of US$0.007 par value each (the “Share Consolidation”). The market date of effectiveness of the Share Consolidation is March 30, 2011. As of June 30, 2011, the number of ordinary shares issued and outstanding was 5,826,686.

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2011 and December 31, 2010 (Stated in US Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Basis of Consolidation

The accompanying consolidated financial statements include the accounts of the Company, Bright, Lanxi Sunrise and Lanxi Tianxianfang (hereafter, collectively referred to as “the Group”).  All significant intercompany accounts and transactions have been eliminated in consolidation.

Statement of Cash Flows

In accordance with SFAS No. 95, “Statement of Cash Flows,” cash flows from the Group’s operations is calculated based upon the functional currency. As a result, amounts related to assets and liabilities reported on the statement of cash flows may not necessarily agree with changes in the corresponding balances on the balance sheet.

Economic and Political Risks

The Group’s operations are conducted solely in the PRC.  There are significant risks associated with doing business in the PRC, among others, political, economic, legal and foreign currency exchange risks.  The Group’s results may be adversely affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances abroad, and rates and methods of taxation, among other things.

Use of Estimates

In preparing the consolidated financial statements in conformity with US GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the financial statements, as well as the reported amounts of revenues and expenses during the reporting periods.  These accounts and estimates include, but are not limited to, the valuation of accounts receivable, inventories, deferred income taxes and the estimation on useful lives of plant and machinery.  Actual results could differ from those estimates.

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2011 and December 31, 2010 (Stated in US Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentrations of Credit Risk

The Group sells its products primarily to PRC domestic customers. Credit is extended based on an evaluation of the customer's financial condition. At both June 30, 2011 and December 31, 2010, the major five customers accounted for approximately 12% and 48.1% of its accounts receivable balances respectively. Due to the longstanding nature of its relationships with these customers and contractual obligations, the Group is confident that it will recover these amounts. The Group establishes an allowance for doubtful accounts based on factors surrounding the credit risk of specific customers and other information.

The Group maintains its cash and cash equivalents with high-quality institutions. Deposits held with banks in PRC may not be insured or exceed the amount of insurance provided on such deposits.

Property, Plant and Equipment

Property, plant and equipment, other than construction in progress, are stated at cost less depreciation and amortization and accumulated impairment loss.  Cost represents the purchase price of the asset and other costs incurred to bring the asset into its existing use.  Maintenance, repairs and betterments, including replacement of minor items, are charged to expense; major additions to physical properties are capitalized.

When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gains or losses are included in income in the reporting period of disposition.

Depreciation of property, plant and equipment is calculated to written off the cost, less their estimated residual value, if any, using the straight-line method over their estimated useful lives.  The principal annual rates are as follows:

Leasehold land and buildings	20~40 years
Plant and machinery	10~18 years
Motor vehicles	5 years
Office equipment	5 years

Upon sale or disposition, the applicable amounts of asset cost and accumulated depreciation are removed from the accounts and the net amount less proceeds from disposal is charged or credited to income.

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2011 and December 31, 2010 (Stated in US Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounting for the Impairment of Long-Lived Assets

The Group adopted Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Live Assets” (“SFAS 144”), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets.  The Group periodically evaluates the carrying value of long-lived assets to be held and used in accordance with SFAS 144. SFAS 144 requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amounts. In that event, a loss is recognized based on the amount by which the carrying amount exceeds the fair market value of the long-lived assets. Loss on long-lived assets to be disposed of is determined in a similar manner, except that fair market values are reduced for the cost of disposal. Based on its review, the Group believes that, as of June 30, 2011 and December 31, 2010, there were no significant impairments of its long-lived assets.

Land Use Right

All land is owned by the Government in the PRC. Enterprises and individuals can pay the State a fee to obtain a right to use land for commercial purposes for an initial period of 50 years. The land use right can be sold, purchased, and exchanged in the market. The successor owner of the land use right will reduce the amount of time which has been consumed by the predecessor owner.

(1)	Land Use Right – Town East Street

In August 2006, Lanxi Sunrise obtained the land use right of a piece of land, approximately 11 acres, located in the Lanxi County, Heilongjiang Province for $333,321 (RMB2,600,000). The land use right is for commercial use purposes for a 50-year period ended August 15, 2056. The cost of this land use right is amortized over its prospective beneficial period, using the straight-line method. Most of Lanxi Sunrise’s production facilities and headquarters are located on this land. The local government refunded the full amount of the purchase price of $333,321 (RMB2,600,000) to Lanxi Sunrise, which recorded the amount as deferred governmental subsidy to be recognized over the land use right's amortization period.

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2011 and December 31, 2010 (Stated in US Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Land Use Right (Continued)

(2)	Land Use Right – Lixin Street

In January 2005, Lanxi Sunrise obtained the land use right of two adjacent pieces of land, approximately 2 acres, also located in Lanxi County, Heilongjiang Province for $49,600 (RMB400,000). The land use right is for commercial use purposes for a 50-year period ended December 29, 2054. The cost of this land use right is amortized over its prospective beneficial period, using the straight-line method. A portion of Lanxi Sunrise’s production facilities are located in these two pieces of land.

In January 2005, the local government also granted the buildings attached to these two pieces of land to Lanxi Sunrise as a governmental subsidy. Lanxi Sunrise pledged the use rights of the two pieces of land and the buildings attached, as collateral to provide a guarantee for a related party through April 10, 2008 to receive an import letter of credit.

Governmental Subsidies

The Company’s subsidiary, Lanxi Sunrise, is considered to be a leading manufacture enterprise by the local government, Lanxi Government ("Lanxi Government"), which has a long-term desire to encourage Lanxi Sunrise to expand its production capacity and to create more job opportunities for local residents. For that purpose, the local government has granted various subsidies to Lanxi Sunrise as follows:

(1)	Income Tax Refund Grant

On May 19, 2006, the local government ran an incentive program exclusively for Lanxi Sunrise. Among other things, the program provided Lanxi Sunrise to receive government grants equal to Lanxi Sunrise's income taxes for the years 2006, 2007, and 2008, and 40% of the local income taxes for the years 2009 and 2010. To be eligible for the grants, Lanxi Sunrise needs to pay income taxes to the tax authority as required by tax laws and regulation, and then submits the proof of payment to Lanxi Government, which will deposit the grants to Lanxi Sunrise's bank account. The Lanxi Government further granted Lanxi Sunrise the deferral of income tax payments for 2006, 2007 and 2008 until 2009, 2010 and 2011, respectively.

Lanxi Sunrise records the present value of income tax refund grant as governmental subsidies receivable and governmental subsidy revenue at the same time when the income taxes payable are recorded. For the six months ended June 30, 2011, Lanxi Sunrise has received the refund of income tax payment from the local government for the year of 2007, 2008 and 2009, amounted to $3,230,244 (RMB21,148,895).

(2)	Land Subsidy

Included in the incentive program described in the preceding paragraph, the local government provided $333,321 (RMB 2,600,000) subsidy for Lanxi Sunrise to purchase a land use right.  Lanxi Sunrise purchased the land use right in August 2006 for $333,321 (RMB 2,600,000), as more fully disclosed in the "Land Use Right" section of this note. The local government refunded the full amount of the purchase price to Lanxi Sunrise, which recorded the amount as deferred governmental subsidy to be recognized over the land use right's amortization period.

(3)	Building Subsidy

In January 2005, the local government granted the buildings attached to two adjacent pieces of land to Lanxi Sunrise as government subsidy, as more fully disclosed in the "Land Use Right" section of this note.  Lanxi Sunrise obtained the title documents of these buildings on February 2, 2006. Management estimated the fair value of these buildings at $794,345 (RMB5,793,572), based on an appraisal report issued by an independent appraiser certified by the local government. Lanxi Sunrise treated the full amount as deferred governmental subsidy, and began to recognize governmental subsidy revenue when Lanxi Sunrise complied with all conditions attached to the grant in December 2007, over these buildings' estimated useful life of 20 years.

(4)	Sewage Facilities Improvement Subsidy

In December 2008, the local government granted $776,045 (RMB5,300,000) to Lanxi Sunrise for sewage facilities improvement. This subsidy is regarded as deferred government subsidy whose primary condition for qualification is to improve the sewage facilities of the production plant by acquiring certain long-term assets. The government grant is recognized as income over the periods necessary to match them with the related costs of the assets purchased which they are intended to compensate over the periods and in the proportions in which depreciation on those assets is charged.

(5)	Monetary Grant

The local government granted various funds to Lanxi Sunrise, such as leading enterprise fund and financial supporting fund. Lanxi Sunrise recorded these funds as liabilities upon receipt. Government subsidy revenue is recognized only when there is reasonable assurance that Lanxi Sunrise has complied with all conditions attached to the grant.

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2011 and December 31, 2010 (Stated in US Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition

Revenue represents the invoiced value of goods sold recognized upon the delivery of goods to customers. Revenue is recognized when all of the following criteria are met:

•	Persuasive evidence of an arrangement exists;

•	Delivery has occurred or services have been rendered;

•	The seller’s price to the buyer is fixed or determinable; and

•	Collectability is reasonably assured. Payments have been established.

The return policy of goods is recognized in actual basis when the goods sold were being returned by customer then the closing balance of the period/year is actually deducted by the increment of relevant cost of sales.  As the sales return rate is low and immaterial, no such provision is required to be made.

Foreign Currencies Transactions

The Company and Bright maintain its books and accounting records in USD, which is determined as the functional currency.  However, the functional currency of the Company’s subsidiary, Lanxi Sunrise, is in PRC currency “Renminbi” (“RMB”).  Transactions denominated in currencies other than RMB are translated into RMB at the exchange rates quoted by the People’s Bank of China (“PBOC”) prevailing at the date of the transactions. Monetary assets and liabilities denominated in currencies other than RMB are translated into RMB using the applicable exchange rates quoted by the PBOC at the balance sheet dates. Gain and losses resulting from foreign currency transactions are included in operations.

For financial reporting purposes, the financial statements of the Group which are prepared using the functional currency have been translated into United States dollars. Assets and liabilities are translated at the exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and stockholders’ equity is translated at historical exchange rates. Any translation adjustments resulting are not included in determining net income but are included in foreign exchange adjustment to other comprehensive income, a component of stockholders’ equity.

	2011	2010
Six Months End US$: RMB exchange rate as of June 30	6.4716	6.6227
Six Months Average US$: RMB exchange rate	6.5472	6.7200

RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions.  No representation is made that the RMB amounts could have been, or could be, converted into US$ at the rates used in translation.

Deferred Revenue

Deferred revenue consists of prepayments to the Group for products that have not yet been delivered to the customers. Payments received prior to satisfying the Group’s revenue recognition criteria are recorded as deferred revenue.

Research and Development Costs

Research and development costs relating to the development of new products and processes, including significant improvements and refinements to existing products, are expensed when incurred. The major components of these research and development costs include experimental materials and labor costs. Research and development costs were immaterial for the Group for six months ended June 30, 2011 and 2010, respectively, and are included in general and administration expenses.

Comprehensive Income

The Group has adopted ASC 220 “Comprehensive Income’’ which establishes the rules for the reporting of comprehensive income and its components.  Comprehensive income as defined includes all changes in equity during a period from non-owner sources. Accumulated comprehensive income, as presented in the accompanying statements of changes in owners' equity consists of changes in unrealized gains and losses on foreign currency translation. This comprehensive income is not included in the computation of income tax expense or benefit.

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2011 and December 31, 2010 (Stated in US Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Value-added Tax (VAT)

Sales revenue represents the invoiced value of goods, net of value-added tax (VAT). All of the Group’s products that are sold in PRC are subject to Chinese value-added tax at a rate of 17% of the gross sales price or at a rate approved by the Chinese local government. This VAT may be offset by VAT paid on purchases of raw materials or paid for processing fees, repairment fees and service fees included in the producing cost and expenses.

Share-based compensation

The issuance of the Company’s common stock for non-cash consideration have been assigned a per share amount equaling the fair value. The fair value is determined by the management by reference to the market price of the Company’s shares on the measurement date. The non-cash consideration received pertains to services rendered by the consultant and salary compensation.

The Company accounts for equity instruments issued to the consultant in exchange for services in accordance with the provisions of EITF Issue No. 96-18, Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling Goods or Services, and EITF Issue No. 00-18, Accounting Recognition for Certain Transactions Involving Equity Instruments Granted to Other than Employees. The measurement date for the fair value of the equity instruments issued is determined at the earlier of (i) the date at which a commitment for performance by the consultant is reached or (ii) the date at which the consultant’s performance is complete. In the case of equity instruments issued to consultants, the fair value of the equity instrument is recognized over the term of the consulting agreement.

The Company accounts for equity instruments issued to the employee in exchange for compensation in accordance with the provisions of FASB Statement NO.123, Accounting For Stock-Based Compensation. The fair value of shares or stock options granted should be measured at the grant date, based on market prices if available, taking into account the terms and conditions upon which those shares or stock options were granted.

The Company records the fair value of the fully vested, non-forfeitable common stock issued for future consulting services as prepaid consulting in its consolidated balance sheet.

Statutory Reserves

Pursuant to the applicable laws in PRC, PRC entities are required to make appropriations to three non-distributable reserve funds, the statutory surplus reserve, statutory public welfare fund, and discretionary surplus reserve, based on after-tax net earnings as determined in accordance with the PRC GAAP, after offsetting any prior years’ losses. Appropriation to the statutory surplus reserve should be at least 10% of the after-tax net earnings until the reserve is equal to 50% of the entity's registered capital.

The Group has passed a resolution in January 2010 whereby Lanxi Sunrise will continue to allocate 10% of the after-tax net earnings to statutory surplus reserve despite the reserve having reached 50% of Lanxi Sunrise’s registered capital.  The allocation will be made at the end of each year.

Appropriation to the statutory public welfare fund is 5% to 10% of the after-tax net earnings. The statutory public welfare fund is established for the purpose of providing employee facilities and other collective benefits to the employees and is non-distributable other than in liquidation. Beginning January 1, 2006, the Group has no further requirements to make appropriations to the statutory public welfare fund. The Group does not make appropriations to the discretionary surplus reserve fund.

The Group has contributed $1,174,710 to the statutory surplus reserve fund during the year of 2010. Statutory reserves consist of the followings:

	Statutory	Statutory	Total
	Surplus	Welfare	Statutory
	Reserve	Reserve	Reserves
Balance on January 1, 2010	$1,451,224	$142,335	$1,593,559
Contribution in 2010	1,174,710	-	1,174,710
Balance on December 31, 2010 and June 30, 2011	$2,625,934	$142,335	$2,768,269

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2011 and December 31, 2010 (Stated in US Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Related Party Transactions

For the purposes of these financial statements, parties are considered to be related if one party has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities. The Group’s relationships with related parties are described as follows:

Name	Relationship
Ren Gao	CEO and Chairman of the Group

Harbin Zhongyi Sunshine Linen Co., Ltd.	Under the control by Ren Gao

Harbin Sunshine Linen Textile Co., Ltd.	Under the control by Jun Gao*

*	Jun Gao, the elder brother of Ren Gao, is considered as a related party of the Group.

Due from/to Related Parties

The Group purchases some raw materials from, and sells some finished goods to related parties. In addition, Harbin Zhongyi Sunshine Linen Co., Ltd and Harbin Sunshine Linen Textile Co., Ltd., at times act as the Group’s agents in importing raw materials and exporting products on similar terms with unrelated parties. Due from/to related parties derived from such transactions are disclosed separately from arm's length trading accounts receivable and payable. Cash flows from these activities are classified as cash flows from operating activities.

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2011 and December 31, 2010 (Stated in US Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Group accounts for income taxes under ASC 740 “Income Taxes”, which method are called the asset and liability method.  Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards.  Deferred tax assets are reduced by a valuation allowance to the extent management concludes it is more likely than not that the assets will not be realized.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statements of income and comprehensive income in the periods that includes the enactment date.

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2011 and December 31, 2010 (Stated in US Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

Fair Value Measurements

In August 2009, the FASB issued Accounting Standards Update “ASU” 2009-5 “Measuring Liabilities at Fair Value”. This ASU provides amendments to ASC 820-10 “Fair Value Measurements and Disclosures” to address concerns regarding the determination of the fair value of liabilities. Because liabilities are often not “traded”, due to restrictions placed on their transferability, there is typically a very limited amount of trades (if any) from which to draw market participant data. As such, many entities have had to determine the fair value of a liability through the use of a hypothetical transaction. This ASU clarifies the valuation techniques that must be used when the liability subject to the fair value determination is not traded as an asset in an active market.

In April 2009, the FASB issued ASC 820-10-65-4 (formerly FSP No. 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset and Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly”). This standard emphasizes that even if there has been a significant decrease in the volume and level of activity, the objective of a fair value measurement remains the same. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants. This standard provides a number of factors to consider when evaluating whether there has been a significant decrease in the volume and level of activity for an asset or liability in relation to normal market activity.

In addition, when transactions or quoted prices are not considered orderly, adjustments to those prices based on the weight of available information may be needed to determine the appropriate fair value. This standard is effective for interim and annual reporting periods ending after June 15, 2009, and shall be applied prospectively. Early adoption is permitted for periods ending after March 15, 2009. The adoption of this standard did not have a material effect on our consolidated financial statements.

The Company adopted the guidance of Accounting Standards Codification (“ASC”) 820 for fair value measurements which clarifies the definition of fair value, prescribes methods for measuring fair value, and establishes a fair value hierarchy to classify the inputs used in measuring fair value as follows:

Level 1 - Inputs are unadjusted quoted prices in active markets for identical assets or liabilities available at the measurement date.

Level 2 - Inputs are unadjusted quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other then quoted prices that are observable, and inputs derived from or corroborated by observable market data.

Level 3 - Inputs are unobservable inputs which reflect the reporting entity’s own assumptions on what assumptions the market participants would use in pricing the asset or liability based on the best available information.

The carrying amounts reported in the balance sheets for cash, accounts receivable, other receivables, short-term borrowings, accounts payable and accrued expenses, customer advances, and amounts due from related parties approximate their fair market value based on the short-term maturity of these instruments.

ASC 825-10 “Financial Instruments,” allows entities to voluntarily choose to measure certain financial assets and liabilities at fair value (fair value option). The fair value option may be elected on an instrument-by-instrument basis and is irrevocable, unless a new election date occurs. If the fair value option is elected for an instrument, unrealized gains and losses for that instrument should be reported in earnings at each subsequent reporting date. The Company uses Level 3 inputs to value its derivative liabilities.

Earnings Per Share

The Company reports basic earnings per share in accordance with ASC Topic 260, “Earnings Per Share”.  Basic earnings/(loss) per share is computed by dividing net income/ (loss) by weighted average number of shares of common stock outstanding during the period. Diluted earnings per share is computed by dividing net income by the weighted average number of shares of common stock, common stock equivalents and potentially dilutive securities outstanding during the period.

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2011 and December 31, 2010 (Stated in US Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements

In January 2010, the FASB issued ASU No. 2010-06 (“ASU 2010-06”), Improving Disclosures About Fair Value Measurements. The ASU amends ASC 820 (formerly Statement No. 157, Fair Value Measurements) to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurement on a gross basis rather than as a net basis as currently required. ASU 2010-06 also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. ASU 2010-06 is effective for annual and interim periods beginning after December 15, 2009, except for the requirement to provide the level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for annual and interim periods beginning after December 15, 2010. Early application is permitted and in the period of initial adoption, entities are not required to provide the amended disclosures for any previous periods presented for comparative purposes. The Group is currently evaluating the impact of adoption on its consolidated financial statements.

In March 2010, the FASB issued authoritative guidance on effect of denominating the exercise price of a share-based payment award in the currency of the market in which the underlying equity securities trades and that currency is different from (1) entity's functional currency, (2) functional currency of the foreign operation for which the employee provides services, and (3) payroll currency of the employee. The guidance clarifies that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity's equity securities trades should be considered an equity award assuming all other criteria for equity classification are met. The guidance will be effective for interim and annual periods beginning on or after December 15, 2010, and will be applied prospectively. Affected entities will be required to record a cumulative catch-up adjustment for all awards outstanding as of the beginning of the annual period in which the guidance is adopted. The Company is in the process of evaluating the effect of adoption of this pronouncement.

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2011 and December 31, 2010 (Stated in US Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements (Continued)

In May 2010, the FASB issued ASU No. 2010-19 “Foreign Currency (Topic 830): Foreign Currency Issues: Multiple Foreign Currency Exchange Rates (SEC Update)”. The purpose of this Update is to codify the SEC Staff Announcement made at the March 18, 2010 meeting of the FASB Emerging Issues Task Force (EITF) by the SEC Observer to the EITF. The Staff Announcement provides the SEC staff’s view on certain foreign currency issues related to investments in Venezuela. None of the new pronouncements has current application to the Company.

In December 2010, the FASB issued ASU No. 2010-29 “Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations (a consensus of the FASB Emerging Issues Task Force)”. The amendments in this Update specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments in this Update also expand the supplemental pro forma disclosures under Topic 805 to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. None of the new pronouncements has current application to the Company.

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2011 and December 31, 2010 (Stated in US Dollars)

4.	ACCOUNTS RECEIVABLE

Accounts receivable consist of the following:

	June 30,	December 31,
	2011	2010
Accounts receivable	$12,628,201	$14,576,559
Less: Allowance for doubtful accounts	(27,092)	(1,265,789)
Accounts receivable, net	$12,601,109	$13,310,770

5.	INVENTORY

Inventory consists of the followings:

	June 30,	December 31,
	2011	2010
Finished goods	$5,526,262	$2,540,407
Work-in-progress	828,846	433,489
Raw materials	14,409,509	5,519,497
Subcontract stocks	637,987	1,395,873
Supplies and low-value materials	19,979	19,523
Total	$21,422,583	$9,908,789

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2011 and December 31, 2010 (Stated in US Dollars)

6.	DUE FROM RELATED PARTIES

Due from related parties consist of the followings:

Name of Related Parties	June 30,	December 31,
	2011	2010
Harbin Sunshine Linen Textile Co., Ltd.	$-	$79,879
	$-	$79,879

7.	DEFERRED ASSETS

Deferred assets consist of the followings:

	June 30,	December 31,
	2011	2010
Issuance cost capitalized for equity component	$5,144	$5,144
Issuance cost capitalized for liability component	432,965	572,523
Total	$438,109	$577,667

Amortization expense charged to operations was $155,010 and $0 for the six months ended June 30, 2011 and 2010, respectively.

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2011 and December 31, 2010 (Stated in US Dollars)

8.	PROPERTY, PLANT AND EQUIPMENT

The following is a summary of property, plant and equipment:

	June 30,	December 31,
	2011	2010
Building and warehouses	$9,021,260	$8,901,351
Machinery and equipment	11,157,412	10,781,186
Office equipment and furniture	210,632	191,475
Motor vehicles	172,014	45,178
Leasehold improvement	968,837	1,023,495
	$21,530,155	$20,942,685
Less: Accumulated depreciation	(5,550,105)	(4,857,648)
Subtotal	$15,980,050	$16,085,037
Idle fixed assets	70,140	68,540
Total	$16,050,190	$16,153,577

Depreciation expense charged to operations was $598,240 and $224,152 for the six months ended June 30, 2011 and 2010, respectively.

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2011 and December 31, 2010 (Stated in US Dollars)

9.	LAND USE RIGHT

The following is a summary of land use right, less amortization:

	June 30,	December 31,
	2011	2010
Land use right	$969,664	$947,540
Less: Amortization	(87,144)	(75,216)
Total	$882,520	$872,324

Amortization expense charged to operations was $10,054 and $4,402 for six months ended June 30, 2011 and 2010, respectively.

10.	BANK LOANS

Bank loans consist of the following as of June 30, 2011:

Loan from Financial Institutions	Annual Interest Rate	Loan Period	Loan Amount	Collateral
Lanxi Branch of Agriculture Bank of China	7.878%	3/21/2011 – 3/20/2012	$1,390,692	The Group's equipment and
Total			$1,390,692	buildings

Interest expense charged to operations for these bank loans was $119,082 for the six months ended June 30, 2011.

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2011 and December 31, 2010 (Stated in US Dollars)

10.	BANK LOANS (Continued)

Bank loans consist of the following as of December 31, 2010:

Loan from Financial Institutions	Annual Interest Rate	Loan Period	Loan Amount	Collateral
Lanxi Branch of Agriculture Bank of China	6.903%	2/24/2010 – 2/23/2011	$2,264,938	The Group's equipment and buildings
Lanxi Branch of Agriculture Bank of China	6.903%	3/22/2010 – 3/21/2011	1,358,962
Total			$3,623,900

Interest expense charged to operations for these bank loans was $180,062 for the year ended December 31, 2010.

11.	RELATED PARTY TRANSACTIONS

	For the Six Months Ended June 30,
	2011		2010
Transactions	Amount	Percentage of Total Similar Transactions	Amount	Percentage of Total Similar Transactions

(a) Selling finished goods to Harbin Sunshine Linen Textile Co., Ltd.	$-	0%	$183,589	1.0%

(b) Selling finished goods to Harbin Zhongyi Sunshine Linen Co., Ltd	$-	0%	$2,030,427	11.5%

(a) Purchasing raw materials from Harbin Sunshine Linen Textile Co., Ltd.	$-	0%	$313,091	2.9%

(b) Purchasing raw materials from Harbin Zhongyi Sunshine Linen Co., Ltd	$-	0%	$3,941,665	37.0%

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2011 and December 31, 2010 (Stated in US Dollars)

12.	SEGMENT BY PRODUCT AND CONCENTRATION

Segment by Product

	For the Six Months Ended June 30, 2011
Major Product	Revenue	Cost of Goods Sold	Gross Profit	Gross Profit Ratio	Percentage of Total Revenue

Linen fabric	$24,405,396	$14,807,506	$9,597,890	39.3%	76.7%
Linen yarn	7,398,223	5,472,885	1,925,338	26.0%	23.3%
Total	$31,803,619	$20,280,391	$11,523,228	36.2%	100.0%

Segment by Product

	For the Six Months Ended June 30, 2010
Major Product	Revenue	Cost of Goods Sold	Gross Profit	Gross Profit Ratio	Percentage of Total Revenue

Linen fabric	$17,485,322	$12,086,524	$5,398,798	30.9%	99.4%
Linen yarn	113,703	85,805	27,898	24.5%	0.6%
Total	$17,599,025	$12,172,329	$5,426,696	30.8%	100.0%

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2011 and December 31, 2010 (Stated in US Dollars)

12.	SEGMENT BY PRODUCT AND CONCENTRATION

Geographic Areas Information

All of the Group's assets exist mainly in the PRC.

In 2011, the Group has distributed the linen yarn and linen fabric to customers in oversea regions, such as Italy, Turkey, Greece and India.  For the six months ended June 30, 2011 and 2010, the aggregate revenue arising from exports of the overseas markets contributed approximately 58% and 48% of the Group’s total revenue.

Major Customers

Major customers with sales over 5% of the Group’s total sales for the six months ended June 30, 2011 and 2010 are summarized in the following:

	For the Six Months Ended June 30,
	2011		2010
Major Customers	Revenue	Percentage of Total Revenue	Revenue	Percentage of Total Revenue

Harbin Zhongyi Sunshine Linen Co., Ltd .	$-	0%	$2,030,427	11.5%
Harbin Sunshine Linen Textile Co., Ltd.	-	0%	183,589	1.0%
Unrelated customers	1,511,447	5%	10,958,026	62.3%
Total	$1,511,447	5%	$13,172,042	74.8%

Major Suppliers

The Group has a diversified supplier line. There were a few major suppliers for the six months ended June 30, 2011 and 2010 which the Group purchased over 5% of the Group’s total purchase, as summarized in the following:

	For the Six Months Ended June 30,
	2011		2010
Major Suppliers	Purchase	Percentage of Total Purchase	Purchase	Percentage of Total Purchase

Harbin Zhongyi Sunshine Linen Co., Ltd.	$-	0%	$3,941,665	37.0%
Four/three unrelated suppliers	17,307,031	78.7%	2,797,314	26.2%
Total	$17,307,031	78.7%	$6,738,979	63.2%

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2011 and December 31, 2010 (Stated in US Dollars)

13.	EARNINGS PER SHARE

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2011	2010	2011	2010
Net income for basic earnings per share	$3,476,515	$1,927,481	$6,631,478	$4,025,189
Weighted average number of shares	5,826,988	5,775,715	5,826,837	5,774,460
Basic earnings per share	$0.597	$0.334	$1.138	$0.697

Net income for diluted earnings per share	$3,615,565	$1,927,481	$6,909,443	$4,025,189
Weighted average number of shares	7,151,236	5,775,715	7,151,085	5,774,460
Diluted earnings per share	$0.506	$0.334	$0.966	$0.697

As of March 23, 2011, the Company filed an Amended and Restated Memorandum of Association of the Company, which consolidates the share capital of the Company at a ratio of 3.5:1 by increasing the par value of the Company’s share capital from US$0.002 par value each to US$0.007 par value each, thereby reducing the number of authorized shares from US$1,000,000 divided into 500,000,000 ordinary shares of US$0.002 par value each to US$1,000,000 divided into 142,857,142.86 ordinary shares of US$0.007 par value each (the “Share Consolidation”). The market date of effectiveness of the Share Consolidation is March 30, 2011.

14.	INCOME TAX

The Group is subject to income taxes on an entity basis, that is, on income arising in or derived from the tax jurisdiction in which the entity is domiciled.

The income tax on consolidated statements of operation represented the provision of income taxes for the operating subsidiary, Lanxi Sunrise only.  No provision for the Company and Bright has been made as both companies have no operation nor assessable profits for the six months ended June 30, 2011 and 2010.

All Chinese enterprises are governed by the PRC Income Tax Law and various local income tax laws, pursuant to which a company generally is subject to an income tax at an effective rate of 25% on income as reported in its statutory financial statements after appropriate tax adjustments.

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2011 and December 31, 2010 (Stated in US Dollars)

14.	INCOME TAX (Continued)

The provision for income taxes consists of the followings:

	For the Six Months Ended June 30,
	2011	2010
Current Income Tax	$3,277,645	$1,083,075
Deferred Income Tax	(799,758)	90,379
Income Tax	$2,477,887	$1,173,454

The components of net deferred tax liabilities are as follows:

	June 30,	December 31,
	2011	2010
Deferred tax assets:
Accrued Expenses	$85,545	$-
Bad Debt Allowance	42,585	90,538
Fixed assets provision	35,911	35,091
Deferred Subsidy Income	413,459	461,281
Total deferred tax assets	$624,374	$586,910
Deferred tax liabilities:
Subsidy Receivable	$(444,834)	$(1,202,102)
Net deferred taxes	$179,540	$(615,192)

Reported as:
Current deferred tax assets	$151,567	$113,440
Current deferred tax liabilities	(150,394)	(722,549)
Non-current deferred tax assets	472,807	473,470
Non-current deferred tax liabilities	(294,440)	(479,553)
Net deferred taxes	$179,540	$(615,192)

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2011 and December 31, 2010 (Stated in US Dollars)

14.	INCOME TAX (Continued)

The effective tax rate differed from the statutory income tax rate is as follows:

	June 30,	December 31,
	2011	2010
China statutory income tax rate	25%	25%
Effect of:
Non-assessable income and deductible expense	0.11%	(3.57)%
Effective Tax Rate	25.11%	21.43%

15.	CONVERTIBLE NOTES

On November 3, 2010, the Company entered into a securities purchase agreement (the “Purchase Agreement”), with certain institutional and accredited investors (the “Investors”) for the issuance and sale of an aggregate of approximately $7,045,000 of 7.5% notes (the “Notes”) that are convertible into the Company’s ordinary shares, par value $0.007 per share (the “Ordinary Shares”) for aggregate net proceeds of $6,418,293.

The Notes carry a fixed conversion price of $5.32, which is equal to 115% of the 10-day volume weighted average price prior to November 3, 2010, and have a two-year repayment term during which interest payments are due quarterly.  The conversion price of the Notes is subject to adjustment in the event that the Company issues or sells Ordinary Shares for a price less than the conversion price in effect at the time of such issuance or sales, to such lower issuance or sale price.  The principal and accrued interest under the Notes may be converted into Ordinary Shares at any time after the closing date, subject to certain limitations described in the Notes.  At any time after the one-year anniversary of the closing date, the Company may elect to redeem all or any portion of the outstanding amount due under the Notes for a sum equal to 107% of such outstanding amount, plus any accrued and unpaid interest and other charges due on such amount.

In the event of a change in control of the Company, a majority of the holders of the aggregate principal amount of the Notes then outstanding may require the Company to redeem all or any portion of the then-outstanding amounts due under the Notes, on a pro-rata basis among holders of the Notes, in cash at a price equal to the greater of (a) 110% of such amount, plus any accrued and unpaid interest and other charges due on such amount (the “Conversion Amount”), and (b) the product of (i) the Conversion Amount being redeemed multiplied by (ii) the quotient determined by dividing (x) the greatest closing sale price of the Ordinary Shares during the period beginning on the date immediately preceding the earlier to occur of (1) the consummation of the change of control of the Company and (2) the public announcement of such change of control of the Company, and ending on the date the holder delivers the change of control redemption notice by (y) the conversion price then in effect.

In connection with the Offering, the Company entered into a registration rights agreement (the “Registration Rights Agreement”) with the Investors. Pursuant to the Registration Rights Agreement, the Company has file a registration statement (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”) to register for resale the Ordinary Shares issuable under the Notes within 60 calendar days of the closing date of the Offering, and the filing is currently under review by the SEC.

As of November 3, 2010, the fair value of the Notes was evaluated as $8,580,000 by Roma Appraisals Limited, a Hong Kong professional appraisal and consulting firm. The effective interest rate of the Notes was 7.948% per annum and the liabilities on straight bond were $6,987,000. The embedded conversion option and call option of the Notes was $1,654,000 and ($61,000).

	June 30,	December 31,
Convertible notes payable:	2011	2010
-par value	$7,045,000	$7,045,000
-discount on liabilities	(57,828)	(57,828)
-interest payable adjustment	18,044	4,267
	$7,005,216	$6,991,439

Interest expense for the six months ended June 30, 2011 was $277,965.

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2011 and December 31, 2010 (Stated in US Dollars)

16.	COMMON STOCK ISSUED FOR SERVICES AND SALARY COMPENSATION

On November 14, 2009, the Company signed an agreement with an investor relations company to authorize the issuance of 28,571 shares of common stock to for services to be provided to the Company from November 16, 2009 through November 15, 2010. The shares were valued at $107,804 and during the year ended December 31, 2009, the Company recorded general and administrative expense of approximately $9,000 related to the agreement.

On February 23, 2010, the Board of Directors authorized the issuance of 4,286 shares of common stock to the above investor relations company pursuant to the supplement agreement of the above one dated November 14, 2009. The shares were valued at $25,800 and during the period ended March 31, 2010, the Company recorded it in general and administrative expense.

The Company and Mr. Qi entered into a Severance Agreement dated August 28, 2010. Pursuant to the terms of the Severance Agreement, Mr. Qi will receive 8,572 restricted ordinary shares of the Company, par value $0.007 per share. On December 3, 2010, the Company issued 8,572 Ordinary Shares to Mr. Qi. The value of the shares issued to Mr. Qi was $44,100.

The Company entered into an Investor Relations Consulting Agreement on May 5, 2010 (the “Agreement”) with Hayden Communications International, Inc. (“HCI”) (the “Agreement”) for the provision of certain investor relations services, dated as of May 5, 2010, which was subsequently as supplemented and amended by the Amendment to Investor Relations Consulting Agreement entered into between the Company and HCI dated as of October 13, 2010. In partial consideration for the provision of such investor relations services, the Company had agreed to issue to Hayden Communications International, Inc. HCI and/or its designees 19,200 restricted ordinary shares on the terms and conditions set forth in the Agreement and the Amendment to Investor Relations Consulting Agreement. On December 6, 2010, the Company issued 15,087, 2,743 and 1,372 Ordinary Shares to HCI and its designees, Feng Peng and Scott Powell, respectively. The value of the shares issued to HCI was $102,144. As of May 25, 2011, a total of 5,487 of these common shares were returned to treasury due to certain conditions set forth in the Agreement were not met.

Stephen Monticelli entered into an employment agreement with the Company on August 30, 2010 to serve as an independent director of the Company. In consideration for his services as director, the Company had agreed to issue Mr. Monticelli 28,572 shares of restricted ordinary shares. On December 6, 2010, the Company issued 28,572 Ordinary Shares to Stephen Monticelli. The value of the shares issued to Stephen Monticelli was $114,000.

17.	COMMITMENTS AND CONTINGENCIES

PRC’s Political and Economic System

The Group faces a number of risks and challenges not typically associated with companies in North America and Western Europe, since its assets exist mainly in the PRC, and its revenues are derived from its operations therein. The PRC is a developing country with an early stage market economic system, overshadowed by the state. Its political and economic systems are very different from the more developed countries and are in a state of change. The PRC also faces many social, economic and political challenges that may produce major shocks and instabilities and even crises, in both its domestic arena and in its relationships with other countries, including the United States. Such shocks, instabilities and crises may in turn significantly and negatively affect the Group’s performance.

Environmental

In the ordinary course of its business, the Group is subject to numerous environmental laws and regulations covering compliance matters or imposing liability for the costs of, and damages resulting from, cleaning up sites, past spills, disposals and other releases of hazardous substances. Currently, the Group's environmental compliance costs principally include the routine inspection fees paid to the local environmental department. These amounts are immaterial to the Group's operating costs. However, future extension of its production line or changes in the environmental laws and regulations may significantly increase its environmental compliance costs and therefore have a material adverse effect on the Group’s financial position and results of operations. Also, any failure by the Group to adequately comply with such laws and regulations could subject the Group to significant future liabilities.

CHINA LINEN TEXTILE INDUSTRY, LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2011 and December 31, 2010 (Stated in US Dollars)

18.	COMMITMENTS AND CONTINGENCIES (Continued)

Governmental Control of Currency Conversion

The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of the PRC. The Group receives most of its revenues in Renminbi, which is currently not a freely convertible currency. Shortages in the availability of foreign currency may restrict the Group’s ability to remit sufficient foreign currency to satisfy foreign currency dominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from the transaction, can be made in foreign currencies without prior approval from the PRC State Administration of Foreign Exchange by complying with certain procedural requirements. However, approval from appropriate governmental authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of bank loans denominated in foreign currencies.

The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents the Group from obtaining sufficient foreign currency to satisfy its currency demands, the Group may not be able to pay certain of its expenses as they come due.

Capital Commitment

Contractual commitments for capital expenditure approximated $0 and $190,834 (RMB1.3 million) relating to the construction of sewage facilities and acquisition of equipment as of June 30, 2011 and 2010.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

OVERVIEW

China Linen Textile Industry, Ltd. (“Company,” “we,” “us,” “our,” or “our company”) is an exempted company incorporated under the Companies Law (1998 Revision) of the Cayman Islands on February 3, 2000.

We are an exempted company incorporated under the Companies Law (1998 Revision) of the Cayman Islands on February 3, 2000 as Aquasol Envirotech, Ltd. On June 9, 2008, we changed our name to China Linen Textile Industry, Ltd. On July 9, 2008, we acquired all of the shares of capital stock of Bright International Group Co., Ltd., or “Bright,” from its shareholders in exchange for the issuance of 5,418,001 of our ordinary shares and Bright became our wholly owned subsidiary. Through Bright, which is the registered beneficial owner of 95% of Heilongjiang Lanxi Sunrise Linen Textile Industry Co., Ltd., or “Lanxi Sunrise,” we are engaged in research, production and sales of linen textile products. Mr. Gao Ren, our chief executive officer and chairman, is the owner of the remaining 5% of Lanxi Sunrise.

On November 24, 2010, Lanxi Sunrise completed the acquisition of Lanxi Tianxianfang Linen Co., Ltd (“Lanxi Tianxianfang”).  As a result, we have increased our yarn spinning production capacity. Further, we have extended the industry chain of production by adding the step of bleaching in the production of linen fabric.

The linen industry chain involves a 5-step process including (i) yarn spinning; (ii) fabric weaving; (iii) bleaching; (iv)dyeing; and (v) finishing. Our current operations are focused on three of the steps in this process: yarn spinning, fabric weaving and bleaching. Generally, sales of bleached fabric have a higher added value than gray, or unbleached fabric, which consequently can yield a higher margin of profits. Currently, the Company engages in the process of bleaching solely as part of our linen production process. While bleaching can be a separate service and source of revenue offered by the Company, currently, the Company does not offer such a separate linen bleaching service currently. In the future, we plan to expand our operations to other segments of the industry chain including dyeing and finishing.

We import flax primarily from France, Belgium and the Netherlands. The raw flax is put through a multi-step process at our manufacturing facility to make yarn. A portion of the yarn is sold to customers and a portion is used by us to weave various types of linen fabric. Our primary products include linen yarn, linen fabric, gray linen fabric, linen/cotton interwoven fabric and linen/rayon interwoven fabric.

We operate one yarn-spinning factory, one bleaching factory and two weaving factories at our facility in Lanxi County, PRC. The main products we produce at this facility are linen yarn and linen fabric. We also design and produce other linen fabrics in various specifications requested by our customers including linen fabric, interwoven or blended fabrics including both cotton/linen blend and a rayon/linen blend, semi-bleached fabric, piece-dyed fabric and jacquard fabric.

We process raw flax into yarn through an automated multi-step process. The annual production capacity totals approximately 2,220 tons with 50 different types of yarn and 10 million meters of fabric with 110 types including linen gray fabric, linen fabric, blended or interwoven fabric such as cotton/linen and rayon/linen blends, and semi-bleached linen fabric. The revenue for sales of linen fabric accounted for 76.7% and linen yarn accounted for 23.3% of our sales revenue for the six months ended June 30, 2011.

Our products and services are divided into four principal groups:

Linen Fabric

We can produce over 100 types of linen fabric. We mainly produce linen gray fabric and semi-bleached fabric. Linen fabric is produced by arranging the flax yarn both horizontally and vertically on the loom during the production process. Linen gray fabric is the main raw material for dyeing and finishing plants. In the future, we plan to expand our production of linen fabric in order to accomplish our development strategy.

Linen Yarn

Linen yarn is thin and long, which has tensile strength and flexibility due to being twisted through several processes. Linen yarn is an unfinished product in the linen textile industry, and is a main raw material for weaving. Linen yarn is supplied to weaving mills to process into fabric. There are approximately 50 types of yarn produced by our company, which are mainly used by us for weaving fabric. In the future, we plan to increase our production capacity of linen yarn in order to accomplish our development strategy.

Linen Fabric Processing

We have a subcontracting business that processes linen yarn provided by other factories into linen fabric by using our weaving machines, for which we charge a processing fee. For the six months ended June 30, 2011, we did not accept any subcontracting business for linen fabric processing because we were operating at maximum capacity and were unable to meet demand from our own customers. Although we may continue this line of business, it will not be our primary source of revenue or focus and is not part of our long-term growth strategy.

Linen Yarn Processing

We have a subcontracting business that processes flax provided by other factories into linen yarn by using our weaving machines, for which we charge a processing fee. For the six months ended June 30, 2011,we did not accept any subcontracting business for linen yarn processing because we were operating at maximum capacity and were unable to meet own demand from our own customers. Although we may continue this line of business, it will not be our primary source of revenue or focus and is not part of our long-term growth strategy.

Distribution and Marketing

Our products are sold to both wholesalers and end users. Except direct selling, both the importation of raw materials and the export of finished goods were partially done through Agency Agreements with Harbin Zhongyi Sunshine Linen Co., Ltd. (“Harbin Zhongyi”) and Harbin Sunshine Linen Textile Co., Ltd. (“Harbin Sunshine”), our affiliates, which are controlled by Gao Ren, our Chief Executive Officer and Chairman. Under the terms of the Agency Agreements, Harbin Zhongyi and Harbin Sunshine purchase and import flax on our behalf and resell it to us at a price equal to cost plus 6%. Harbin Zhongyi and Harbin Sunshine also act as our agents for export of finished goods, but do not charge a fee as part of the export process. Accordingly, finished goods to be exported are sold to Harbin Zhongyi and Harbin Sunshine at a price equal to the price to be paid by the overseas buyer of the goods. For the six months ended June 30, 2011 no products were sold to or purchased from Harbin Zhongyi or Harbin Sunshine.

Harbin Zhongyi was established in 2006 and Harbin Sunshine was established in 1997 engaging in the import/export business and having special licenses from the central government of the PRC which allow them to take advantage of waivers of import/export taxes created to encourage business development in certain areas of northeast China. By importing raw materials and exporting finished goods through Harbin Zhongyi and Harbin Sunshine, we are able to benefit from the special licenses held by Harbin Zhongyi and Harbin Sunshine. In the process of distributing finished goods, we also benefit from our Agency Agreements with Harbin Zhongyi and Harbin Sunshine by taking advantage of long-term customer contacts established by Harbin Zhongyi and Harbin Sunshine.

As discussed above, on March 23, 2011 the Company filed an Amended and Restated Memorandum of Association of the Company, which consolidates the share capital of the Company at a ratio of 3.5:1 by increasing the par value of the Company’s share capital from US$0.002 par value each to US$0.007 par value each, thereby reducing the number of authorized shares from US$1,000,000 divided into 500,000,000 ordinary shares of US$0.002 par value each to US$1,000,000 divided into 142,857,142.86 ordinary shares of US$0.007 par value each (the “Share Consolidation”). The market date of effectiveness of the Share Consolidation is March 30, 2011. As of June 30, 2011, the number of shares issued and outstanding was consolidated into 5,826,686 ordinary shares.

RESULTS OF OPERATIONS

Three Months Ended June 30, 2011 as Compared to Three Months Ended June 30, 2010

Overview

	Period ended June 30,
	2011	2010	Change in	% of
	US$	US$	US$	Change
Revenue	16,026,613	8,811,932	7,214,681	81.9%
Costs of goods sold	10,175,019	6,098,647	4,076,372	66.8%
Gross profit	5,851,594	2,713,285	3,138,309	115.7%
GP Ratio	36.5%	30.8%	5.7%	18.5%
Operating expenses
Selling expenses	202,125	15,385	186,740	1,213.8%
General and administrative expenses	865,942	410,487	455,455	111.0%
Total operating expenses	1,068,067	425,872	642,195	150.8%
Operating income	4,783,527	2,287,413	2,496,114	109.1%
Other income (expense)
Interest income	127,113	45,066	82,047	182.1%
Interest expense	(204,024)	(77,388)	(126,636)	163.6%
Government subsidies	23,284	216,924	(193,640)	(89.3)%
Other income	36,358	22,266	14,092	63.3%
Total other income	(17,269)	206,868	(224,137)	(108.3)%
Income before tax	4,766,258	2,494,281	2,271,977	91.1%
Income tax	1,289,743	566,800	722,943	127.5%
Net income	3,476,515	1,927,481	1,549,034	80.4%

Other comprehensive income - foreign currency conversion	501,696	101,348	400,348	395.0%

Comprehensive income	3,978,211	2,028,829	1,949,382	96.1%

Three Months Ended June 30, 2011 as Compared to Three Months Ended June 30, 2010

Revenues

The following table sets forth the revenues generated from each of our products, both in absolute amount and as a percentage of total revenues for the period indicated.

Segment by Product

	For the Three Months Ended June 30, 2011
Major Product	Revenue	Cost of goods sold	Gross profit	Gross profit ratio	Percentage of Total Revenue
Linen fabric	$12,437,071	$7,518,892	$4,918,179	39.5%	77.6%

Linen yarn	$3,589,542	$2,656,127	$933,415	26.0%	22.4%

Total	$16,026,613	$10,175,019	$5,851,594	36.5%	100%

	For the Three Months Ended June 30, 2010
Major Product	Revenue	Cost of goods sold	Gross profit	Gross profit ratio	Percentage of Total Revenue

Linen fabric	$8,698,229	$6,012,842	$2,685,387	30.9%	98.7%

Linen yarn	$113,703	$85,805	$27,898	24.5%	1.3%

Total	$8,811,932	$6,098,647	$2,713,285	30.8%	100%

Our revenues increased from $8,811,932 for the three months ended June 30, 2010 to $16,026,613 for the three months ended June 30, 2011, representing an increase of $7,214,681 or 81.9%.This increase is primarily attributable to an increase in sales of linen fabric of $3,738,842 or 43.0%. The increase in sales of our linen fabric can be attributed to increased volume due to higher demand from new customers and increased sales price. Additionally we also increased the distribution channels for linen yarn which resulted in sales of $3,589,542 or 22.4% of our revenue for the three months ended June 30, 2011 as compared to $113,703 for the three months ended June 30, 2010.

We had no subcontracting business to process linen fabric or linen yarn for other companies during the three months ended June 30, 2011 and 2010.

Cost of Goods Sold

	Three months ended June 30, 2011		Three months ended June 30, 2010
Product Group	Amount	% of Goods Sold	Amount	% of Goods Sold
Linen Fabric	$7,518,892	73.9%	$6,012,842	98.6%
Linen Yarn	2,656,127	26.1%	85,805	1.4%
Total	$10,175,019	100%	$6,098,647	100%

Cost of goods sold increased from $6,098,647 for the three months ended June 30, 2010 to $10,175,019 for the three months ended June 30, 2011, representing an increase of $4,076,372 or 66.8%. The increase in cost of goods sold was primarily attributable to the increase in sales.

Gross Profit

Product Group	Three Months Ended June 30, 2011	Three Months Ended June 30, 2010	Increase	% Increase
Linen Fabric	$4,918,179	$2,685,387	$2,232,792	83.1%
Linen Yarn	$933,415	27,898	$905,517	3,245.8%
Total	$5,851,594	$2,713,285	$3,138,309	115.7%

Gross profit increased from $2,713,285 for the three months ended June 30, 2010 to $5,851,594 for the three months ended June 30, 2010, representing an increase of $3,138,309, or approximately 115.7%. The gross profit of linen fabric increased by $2,232,792, driving the overall growth of gross profit up for the second quarter of 2011. Gross margin was approximately 36.5% as compared to 30.8% for the second quarter of 2010, mainly due to sales price increases and our ability to efficiently control production costs.

General and Administrative Expenses

General and administrative expenses increased from $410,487 for the three months ended June 30, 2010 to $865,942 for the three months ended June 30, 2011, representing an increase of $455,455 or 111%.  This increase was mainly due to an increase of $325,401 in depreciation and amortization in connection with the increase of fixed assets. In addition, research fees of new product development increased by $153,653, for the three months ended June 30, 2011 as compared to the same period in 2010.

Other income

	Three months ended June 30,
	2011	2010
Interest income	$127,113	$45,066
Interest expense	(204,024)	(77,388)
Government subsidies	23,284	216,924
Other income	36,358	22,266
Total other income/(expense)	$(17,269)	$206,868

Total other income decreased from $206,868 for the three months ended June 30, 2010 to total other expense of $17,269 for the three months ended June 30, 2011, representing a decrease of $224,137, or approximately 108.3%.  This decrease is mainly due to a decrease of $193,640 in government subsidies in the second quarter of 2011, as compared to the same period in 2010.

Interest Expense

Interest expense increased from $77,388 for the three months ended June 30, 2010 to $204,024 for the three months ended June 30, 2011, representing an increase of $126,636, or 163.6%. The increase was attributable to foreign currency conversion resulting from changes in the applicable exchange rates and interest expense from convertible notes.

Income Tax

Income tax increased from $566,800 for the three months ended June 30, 2010 to $1,289,743 for the three months ended June 30, 2011, representing an increase of $722,943 or 127.5%. The increase of income tax was primarily due to an increase of $2,271,977 or 91.1% in income before tax.

Net Income

Net income increased from $1,927,481 for the three months ended June 30, 2010 to $3,476,515 for the three months ended June 30, 2011, representing an increase of $1,549,034 or 80.4%. The increase in net income was primarily attributable to an increase of $7,214,681 in revenue as compared to the same period in 2010. Income before tax increased $2,271,977 for the second quarter of 2011 as compared to the same period in 2010, which attributed to an increase of $3,138,309 in Gross profit.

Six Months Ended June 30, 2011 as Compared to Six Months Ended June 30, 2010

Overview

	Six Months ended June 30,
	2011	2010	Change in	% of
	US$	US$	US$	Change

Revenue	31,803,619	17,599,025	14,204,594	80.7%

Costs of goods sold	20,280,391	12,172,329	8,108,062	66.6%

Gross Profit	11,523,228	5,426,696	6,096,532	112.3%
GP Ratio	36.2%	30.8%	5.4%	17.5%

Operating expenses
Selling expenses	433,942	155,592	278,350	178.9%
General and administrative expenses	1,870,671	804,981	1,065,690	132.4%

Total operating expense	2,304,613	960,573	1,344,040	139.9%

Operating income	9,218,615	4,466,123	4,752,492	106.4%

Other income (expense)
Interest income	128,017	97,018	30,999	32.0%
Interest expense	(400,640)	(158,662)	(241,978)	152.5%
Government subsidies	46,333	749,647	(703,314)	(93.8)%
Other income	117,040	44,517	72,523	162.9%

Total other income (expense)	(109,250)	732,520	(841,770)	(114.9)%

Income before tax	9,109,365	5,198,643	3,910,722	75.2%

Income tax	2,477,887	1,173,454	1,304,433	111.2%
Net income	6,631,478	4,025,189	2,606,289	64.7%

Other comprehensive income - foreign currency conversion	904,343	104,940	799,403	761.8%
Comprehensive income	7,535,821	4,130,129	3,405,692	82.5%

Six months ended June 30, 2011 as compared to six months ended June 30, 2010

Revenues

The following table sets forth the revenues generated from each of our products, both in absolute amount and as a percentage of total revenues for the period indicated.

Segment by Product

	For the Six Months Ended June 30, 2011
Major Product	Revenue	Cost of goods sold	Gross profit	Gross profit ratio	Percentage of Total Revenue

Linen fabric	$24,405,396	$14,807,506	$9,597,890	39.3%	76.7%

Linen yarn	$7,398,223	$5,472,885	$1,925,338	26.0%	23.3%

Total	$31,803,619	$20,280,391	$11,523,228	36.2%	100%

	For the Six Months Ended June 30, 2010
Major Product	Revenue	Cost of goods sold	Gross Profit	Gross profit ratio	Percentage of Total Revenue

Linen fabric	$17,485,322	$12,086,524	$5,398,798	30.9%	99.4%

Linen yarn	113,703	85,805	27,898	24.5%	0.6%

Total	$17,599,025	$12,172,329	$5,426,696	30.8%	100%

Our revenues increased from $17,599,025 for the six months ended June 30, 2010 to $31,803,619 for the six months ended June 30, 2011, representing an increase of $14,204,594 or 80.7%. This increase is primarily attributable to an increase in sales of linen fabric of $6,920,074 or 39.6%. The increase in sales of our linen fabric can be attributed to our increased efforts in marketing and increased sales price. Additionally we also increased the distribution channels for linen yarn which resulted in sales of $7,398,223, 23.3% of our revenue for the six months ended June 30, 2011 as compared to $113,703 for the six months ended June 30, 2010.

We had no subcontracting business to process linen fabric or linen yarn for other companies during the six months ended June 30, 2011 and 2010.

Cost of Goods Sold

	Six months ended June 30, 2011		Six months ended June 30, 2010
Product Group	Amount	% of Cost of Sales	Amount	% of Cost of Sales
Linen Fabric	$14,807,506	73.0%	$12,086,524	99.3%
Linen Yarn	$5,472,885	27.0%	$85,805	0.7%
Total	$20,280,391	100%	$12,172,329	100%

Cost of goods sold increased from $12,172,329 for the six months ended June 30, 2010 to $20,280,391 for the six months ended June 30, 2011, representing an increase of $8,108,062 or 66.6%. The increase in cost of goods sold was primarily attributable to the increase in sales.

Gross Profit

Product Group	Six Months Ended June 30, 2011	Six Months Ended June 30, 2010	Increase/ (Decrease)	% Increase/ % (Decrease)
Linen Fabric	$9,597,890	$5,398,798	4,199,092	77.8%
Linen Yarn	$1,925,338	$27,898	1,897,440	6,801.3%
Total	$11,523,228	$5,426,696	6,096,532	112.3%

Gross profit increased from $5,426,696 for the six months ended June 30, 2010 to $11,523,228 for the six months ended June 30, 2011, representing an increase of $6,096,532, or approximately 112.3%.The gross profit of linen fabric and linen yarn increased by $4,199,092 and $1,897,440, respectively, driving the overall growth of gross profit up for the six months ended June 30, 2011. Gross margin for the six months ended June 30, 2011 was approximately 36.2% as compared to 30.8% for the same period of 2010, mainly due to sales price increases and our ability to efficiently control production costs.

General and Administrative Expenses

General and administrative expenses increased from $804,981 for the six months ended June 30, 2010 to $1,870,671 for the six months ended June 30, 2011, representing an increase of $1,065,690 or 132.4%. This increase was mainly due to an increase of $534,750 in depreciation and amortization in connection with the increase of fixed assets. In addition, research fees of new product development increased by $284,359, for the six months ended June 30, 2011, as compared to the same period in 2010.

Other income (expense)

	Six months ended June 30,
	2011	2010
Interest income	$128,017	$97,018
Interest expense	(400,640)	(158,662)
Government subsidies	46,333	749,647
Other income	117,040	44,517
Total other income (expense)	$(109,250)	$732,520

Total other income decreased from $732,520 for the six months ended June 30, 2010 to total other expense of $109,250 for the six months ended June 30, 2011, representing a decrease of $841,770, or approximately 114.9%.  This decrease is mainly due to a decrease of $703,314 or approximately 93.8% in government subsidies in the first six months of 2011, as compared to the same period in 2010.

Interest Expense

Interest expense increased from $158,662 for the six months ended June 30, 2010, to $400,640 for the six months ended June 30, 2011, representing an increase of $241,978 or 152.5%. The increase was attributable to foreign currency conversion resulting from changes in the applicable exchange rates and interest expense from convertible note.

Income Tax

Income tax was increased from $1,173,454 for the six months ended June 30, 2010 to $2,477,887 for the six months ended June 30, 2011, representing an increase of $1,304,433 or 111.2%. The increase in income tax was primarily due to an increase of $3,910,722 or 75.2% in income before tax.

Net Income

Net income increased from $4,025,189 for the six months ended June 30, 2010 to $6,631,478 for the six months ended June 30, 2011, representing an increase of $2,606,289 or 64.7%. The increase in net income was primarily attributable to an increase of $14,204,594 or 80.7% in revenue as compared to the same period in 2010. Income before tax increased $3,910,722 or 75.2% for the first six months of 2011, as compared to the same period in 2010, which attributed to an increase of $6,096,532 or 112.3% in gross profit.

LIQUIDITY AND CAPITAL RESOURCES

As of June 30, 2011, we had cash and cash equivalents of $627,644 and total current assets of $37,991,461. As of June 30, 2011, we had a working capital surplus of $30,164,317. We anticipate that the combination of our sales and collection of accounts receivables, customer deposits and proceeds from bank and shareholder loans will generate sufficient cash flow to sustain our working capital needs. However we may require other sources of capital.

As of June 30, 2011, we had outstanding loans from the Agricultural Bank of China equal to $1,390,692 with an annual interest rate of 7.878%. As of December 31, 2010, we had outstanding loans from the Agricultural Bank of China equal to $3,623,900 with an annual interest rate of 6.903%.  These bank loans are collateralized by our buildings and equipment.

As of June 30, 2011, we had prepaid expenses of $1,765,144 compared with $984,960 as of December 31, 2010.  This increase is primarily due to prepayment for raw material purchase.

Inventory increased from $9,908,789 as of December 31, 2010 to $21,422,583 as of June 30, 2011, as the Company purchased significant amounts of raw materials in anticipation of price increases and increasing sales order.

Total governmental subsidy receivables decreased from $4,808,409 as of December 31, 2010 to $1,779,336 as of June 30, 2011, mainly due to the cash received from the local government by $3,230,244 (RMB 21,148,895) for the income tax subsidy of the fiscal year of 2007, 2008 and 2009.

The following chart illustrates the percentage of accounts receivable attributable to our five largest customers in the six months ended June 30, 2011.

Customers	Percentage of Revenue	Percentage of Accounts Receivable
Jaya Shree Textiles A Unit Of Aditya Birla Nuvo Ltd	5%	1%
Ambadi Enterprises Ltd	4%	3%
Zhejiang Shaoxing Xinsanjiang Printing And Dyeing Co, Ltd.	4%	3%
Alphatex Industries Co., Ltd	4%	3%
MGA.SPA	3%	2%

Off-Balance Sheet Arrangements

We currently do not engage in any off-balance sheet arrangements.

Recently Adopted Accounting Pronouncements

In January 2010, the FASB issued ASU No. 2010-06 (“ASU 2010-06”), Improving Disclosures About Fair Value Measurements. The ASU amends ASC 820 (formerly Statement No. 157, Fair Value Measurements) to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurement on a gross basis rather than as a net basis as currently required. ASU 2010-06 also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. ASU 2010-06 is effective for annual and interim periods beginning after December 15, 2009, except for the requirement to provide the level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for annual and interim periods beginning after December 15, 2010. Early application is permitted and in the period of initial adoption, entities are not required to provide the amended disclosures for any previous periods presented for comparative purposes. The Group is currently evaluating the impact of adoption on its consolidated financial statements.

In March 2010, the FASB issued authoritative guidance on effect of denominating the exercise price of a share-based payment award in the currency of the market in which the underlying equity securities trades and that currency is different from (1) entity's functional currency, (2) functional currency of the foreign operation for which the employee provides services, and (3) payroll currency of the employee. The guidance clarifies that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity's equity securities trades should be considered an equity award assuming all other criteria for equity classification are met. The guidance will be effective for interim and annual periods beginning on or after December 15, 2010, and will be applied prospectively. Affected entities will be required to record a cumulative catch-up adjustment for all awards outstanding as of the beginning of the annual period in which the guidance is adopted. The Company is in the process of evaluating the effect of adoption of this pronouncement.

In May 2010, the FASB issued ASU No. 2010-19 “Foreign Currency (Topic 830): Foreign Currency Issues: Multiple Foreign Currency Exchange Rates (SEC Update)”. The purpose of this Update is to codify the SEC Staff Announcement made at the March 18, 2010 meeting of the FASB Emerging Issues Task Force (EITF) by the SEC Observer to the EITF. The Staff Announcement provides the SEC staff’s view on certain foreign currency issues related to investments in Venezuela. None of the new pronouncements has current application to the Company.

In December 2010, the FASB issued ASU No. 2010-29 “Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations (a consensus of the FASB Emerging Issues Task Force)”. The amendments in this Update specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments in this Update also expand the supplemental pro forma disclosures under Topic 805 to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. None of the new pronouncements has current application to the Company.

Critical Accounting Policies and Estimates

1.
In the application by us of accounting policies, which are described in the notes of the audited financial statements, management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources.  The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant.  Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both the current and future periods.

The followings are the key assumptions concerning the future, and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

(a)	Impairment of property, plant and equipment

Our property, plant and equipment comprise a significant portion of our total assets.  Changes in technology or industry conditions may cause the estimated period of use or the value of these assets to change. Long-lived assets including property, plant and equipment are reviewed for impairment at least annually or whenever events or changes in circumstances have indicated that their carrying amounts may not be recoverable.  If any such indication exists, the recoverable amount is estimated.  The recoverable amount of an asset is the greater of its net selling price and value-in-use.  In assessing value-in-use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset, which requires significant judgment relating to level of revenue and amount of operating costs.  We use all readily available information in determining an amount that is a reasonable approximation of the recoverable amount, including estimates based on reasonable and supportable assumptions and projections of revenue and operating costs. Changes in these estimates could have a significant impact on the carrying value of the assets and could result in additional impairment charge or reversal of impairment in future periods.

(b)	Depreciation

Depreciation is calculated to write off the cost of items of property, plant and equipment, less their estimated residual value, if any, using the straight-line method over their estimated useful lives.

We review the estimated useful lives and residual values of the assets annually in order to determine the amount of depreciation expense to be recorded during any reporting period.  The useful lives and residual values are based on our historical experience with similar assets and taking into account anticipated technological changes.  The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

(c)	Impairment loss for doubtful accounts

We assess impairment loss for doubtful accounts based upon evaluation of the recoverability of the accounts receivable and other receivables at each balance sheet date.  The estimates are based on the ageing of the accounts receivable and other receivables balances, customer credit-worthiness and the historical write-off experience, net of recoveries.  If the financial condition of the customers were to deteriorate, actual write-offs would be higher than estimated.

(d)	Allowance for inventories

We make allowances for inventories based on assessment of the net realizable value of inventories.  These estimates are based on the current market condition and the historical experience of manufacturing and selling products of similar nature.  In addition, these estimates could change significantly as a result of change in customer preference and competitor actions in response to serve industry cycles. Allowance is applied to inventories where events or changes in circumstances indicate that the net realizable value is lower than the cost of inventories.  The identification of obsolete inventories required the use of judgment and estimates on the conditions and usefulness of the inventories.

Impact of Inflation

In recent years, inflation has not had a material impact on our results of operations. According to the National Bureau of Statistics of China the annual average percent changes in the consumer price index in China for 2008, 2009 and 2010 were an increase of 5.9%, a decrease of 0.7% and an increase of 3.3%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. Increased operation costs that are subject to inflation, such as labor and supply costs, may not be recoverable through selling price increases.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Linen Textile Industry, Ltd.

By:	/s/ Gao Ren
Name: Gao Ren
Title: Chairman and Chief Executive Officer

Dated: August 15, 2011